

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

July 26, 2006

Mr. Steven W. Alstadt
Furniture Brands International, Inc.
101 South Hanley Road
St. Louis, Missouri 63105

      RE: **Furniture Brands International, Inc.**
             Form 10-K for the fiscal year ended December 31, 2005
             Filed March 15, 2006
             File #1-91

Dear Mr. Alstadt:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or in her absence, to me at (202) 551-3689.

                              Sincerely,

                              John Hartz
                              Senior Assistant Chief Accountant